SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.

   In the matter of                           )
                                              )
EASTERN UTILITIES ASSOCIATES                  )
Boston, Massachusetts                         )
                                              )
EUA COGENEX CORPORATION                       ) Certificate of
Lowell, Massachusetts                         ) Notification
                                              ) Pursuant to
                                              ) Rule 24
   (70-7287)                                  )
                                              )
(Public Utility Holding Company Act of 1935)  )


   Enclosed herewith for filing by Eastern Utilities Associates and its wholly-owned subsidiary, EUA Cogenex Corporation, in accordance with the Order of the Securities and Exchange Commission entered in the above matter on February 15, 1995 (Release No. 35-26232) and pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, are the consolidated and consolidating balance sheet, income statement, and statement of cash flows of EUA Cogenex for the quarter ended September 30, 1998 and such other information required to be filed by said order.

                                 EASTERN UTILITIES ASSOCIATES

                                 By: /s/ Clifford J. Hebert, Jr.
                                     Clifford J. Hebert, Jr.
                                     Treasurer


                                 EUA COGENEX CORPORATION

                                 By: /s/ Edward T. Liston
                                     Edward T. Liston
                                     President

February 10, 1999


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
SEPTEMBER 30, 1998

ASSETS

                                                    EUA                       EUA          EUA
                                                  Cogenex                   Cogenex        Nova
                                                Consolidated Elimination   (Division)   (Division)
Utility Plant and Other Investments:
   Utility plant in service                    $            $            $            $
   Less accumulated provision for depreciation
     and amortization
   Net utility plant in service
   Construction work in progress
   Net utility plant
   Non-utility property                         106,935,167                55,827,397
   Less accumulated provision for depreciation   48,154,751                26,940,118
   Net non-utility property                      58,780,416                28,887,278
   Investments in subsidiaries (at equity)          367,005   43,245,214   43,612,219
   Excess of carrying values of investments
     in subsidiaries
   Notes receivable                              30,538,386                28,475,164
   Leases receivable                             15,034,715                 9,325,048
   Other                                         11,561,255                 6,282,570
   Total Utility Plant and Other Investments    116,281,777   43,245,214  116,582,279
Current Assets:
   Cash and temporary cash investments            4,440,298                 2,342,570
   Notes receivable                              10,022,447   15,227,434   22,892,172
   Leases receivable                              1,668,058                   907,644
   Accounts receivable - Net:
       Customers                                 13,090,734                 7,230,441
       Accrued unbilled revenue
       Others                                    11,435,366                 6,544,883
   Accounts receivable - associated companies     1,510,278    6,649,542    6,292,978
      Materials and supplies (at average cost):

     Plant materials and operating supplies         829,474                    15,354
   Other current assets                           2,385,442    1,528,289    3,826,054
       Total Current Assets                      45,382,097   23,405,264   50,052,095
Deferred Debits:
   Unamortized debt expense                         306,294                   306,294
   Unrecovered regulatory plant costs
   Other deferred debits                          4,113,904                 2,709,733
       Total Deferred Debits                      4,420,198                 3,016,027
   Total Assets                                 $166,084,073 $66,650,478  $169,650,401          $

  The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
SEPTEMBER 30, 1998

ASSETS (continued)
                                                                EUA
                                                    EUA       Day Matrix       EUA          EUA
                                                    Day      (fka Day I & II)  NEM        Cogenex
                                                 (Division)   (Division)       Inc.        Canada

Utility Plant and Other Investments:
   Utility plant in service                          $                         $            $
   Less accumulated provision for depreciation
     and amortization
   Net utility plant in service
   Construction work in progress
   Net utility plant
   Non-utility property                           2,546,643    1,150,027    8,493,365        4,122
   Less accumulated provision for depreciation      929,122      616,417    3,920,718
   Net non-utility property                       1,617,521      533,611    4,572,647        4,122
   Investments in subsidiaries (at equity)
   Excess of carrying values of investments
     in subsidiaries
   Notes receivable                                                                         (7,283)
   Leases receivable
   Other                                                                       33,352
   Total Utility Plant and Other Investments      1,617,521      533,611    4,605,999       (3,161)
Current Assets:
   Cash and temporary cash investments              148,526                   338,946      320,053
   Notes receivable                               1,981,267                                 28,398
   Leases receivable
   Accounts receivable - Net:
       Customers                                  2,438,659                   694,292      316,429
       Accrued unbilled revenue
       Others                                         5,473         (293)    (180,889)          95
   Accounts receivable - associated companies       578,151
      Materials and supplies (at average cost):

     Plant materials and operating supplies         252,484      434,260
   Other current assets                              59,344                       (92)         685
       Total Current Assets                       5,463,903      433,967      852,258      665,660
Deferred Debits:
   Unamortized debt expense
   Unrecovered regulatory plant costs
   Other deferred debits                              1,118                 1,088,522       59,629
       Total Deferred Debits                          1,118                 1,088,522       59,629
   Total Assets                                  $7,082,542     $967,577   $6,546,780     $722,128


  The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
SEPTEMBER 30, 1998
                                                                    EUA
                                                       EUA        COGENEX         EUA
ASSETS (continued)                                   Citizens       WEST          MUPA
                                                   Corporation  Corporation      (Partnership)


Utility Plant and Other Investments:
 Utility plant in service                               $            $            $
 Less accumulated provision for depreciation
     and amortization
   Net utility plant in service
   Construction work in progress
   Net utility plant
   Non-utility property                              4,224,602    1,832,702
   Less accumulated provision for depreciation         893,055      647,453
   Net non-utility property                          3,331,547    1,185,248
   Investments in subsidiaries (at equity)
   Excess of carrying values of investments
     in subsidiaries
   Notes receivable                                               2,070,505
   Leases receivable                                              2,055,168
   Other                                               101,325    4,976,595
   Total Utility Plant and Other Investments         3,432,873   10,287,516
Current Assets:
   Cash and temporary cash investments                 139,810      450,518          109
   Notes receivable                                                 214,785
   Leases receivable                                                444,221
   Accounts receivable - Net:
       Customers                                       221,555      494,246       23,750
       Accrued unbilled revenue
       Others                                        1,165,060      975,630
   Accounts receivable - associated companies           66,984       97,248
      Materials and supplies (at average cost):

     Plant materials and operating supplies                         127,377
   Other current assets                                  7,290       20,449
       Total Current Assets                          1,600,700    2,824,473       23,858
Deferred Debits:
   Unamortized debt expense
   Unrecovered regulatory plant costs
   Other deferred debits                               216,956       37,947
       Total Deferred Debits                           216,956       37,947
   Total Assets                                     $5,250,528  $13,149,936      $23,858

  The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
SEPTEMBER 30, 1998
ASSETS (continued)
                                                     EUA          EUA          EUA             EUA
                                                  WestCoast      FRC II       EC&S I         EC&S II
                                                 (Partnership)  (Partnership) (Partnership) (Partnership

Utility Plant and Other Investments:
 Utility plant in service                             $            $            $            $
 Less accumulated provision for depreciation
     and amortization
   Net utility plant in service
   Construction work in progress
   Net utility plant
   Non-utility property                            2,596,864       77,490   11,925,496      18,256,459
   Less accumulated provision for depreciation     2,114,611       77,490    3,012,282       9,003,486
   Net non-utility property                          482,254                 8,913,214       9,252,973
   Investments in subsidiaries (at equity)
   Excess of carrying values of investments
     in subsidiaries
   Notes receivable
   Leases receivable                                                         1,427,095       2,227,404
   Other                                              41,399                    58,120          67,894
   Total Utility Plant and Other Investments         523,653                10,398,430      11,548,271
Current Assets:
   Cash and temporary cash investments               128,241       52,909      157,480         361,136
   Notes receivable                                  133,260
   Leases receivable                                                           105,242         210,951
   Accounts receivable - Net:
       Customers                                      18,164      588,761      516,822         547,615
       Accrued unbilled revenue
       Others                                        120,000                   704,616       2,100,791
   Accounts receivable - associated companies                                                1,124,459
      Materials and supplies (at average cost):

     Plant materials and operating supplies
   Other current assets
       Total Current Assets                          399,665      641,670    1,484,160       4,344,953
Deferred Debits:
   Unamortized debt expense
   Unrecovered regulatory plant costs
   Other deferred debits
       Total Deferred Debits
   Total Assets                                     $923,318     $641,670  $11,882,589     $15,893,223

  The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
SEPTEMBER 30, 1998



LIABILITIES
                                                    EUA                       EUA          EUA
                                                  Cogenex                   Cogenex        Nova
                                                Consolidated Elimination  Corporation   (Division)

Capitalization:
   Common equity                                $49,665,894  $15,434,029  $49,820,011           $
   Non-redeemable preferred stock of sub.                $
   Redeemable preferred stock of                         $
     subsidiaries - net                                  75
   Preferred stock redemption cost                       $
   Partnerships' capital                                ($0)  27,821,185
   Long-term debt - net                         $78,200,000                78,200,000
     Total Capitalization                       127,865,969   43,255,214  128,020,011
Current Liabilities:
   Preferred stock sinking fund requirements
   Long-term debt due within one year             6,700,000                 6,700,000
   Notes payable                                 22,832,385   15,227,434   22,880,000
   Accounts payable                               1,407,431                   197,302
   Accounts payable - associated companies        1,884,735    6,649,542    3,703,176
   Customer deposits
   Taxes accrued                                    147,551                    18,045
   Interest accrued                                 396,709    1,528,289      396,709
   Dividends declared
   Other current liabilities                      5,241,815                 4,203,498
     Total Current Liabilities                   38,610,627   23,405,264   38,098,731
Deferred Credits:
   Unamortized investment credit
   Other deferred credits                         2,765,838      (10,000)   2,338,805
     Total Deferred Credits                       2,765,838      (10,000)   2,338,805
Accumulated deferred taxes                       (3,158,360)                1,192,854
Commitments and contingencies
  Total Liabilities and Capitalization          $166,084,073 $66,650,478  $169,650,401          $


   ( ) Denotes Contra


  The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
SEPTEMBER 30, 1998



LIABILITIES (continued)                                         EUA
                                                   EUA       Day Matrix       EUA          EUA
                                                   Day      (fka Day I & II)  NEM        Cogenex
                                                (Division)   (Division)       Inc.        Canada

Capitalization:
   Common equity                                $1,854,413  ($1,919,829)    $9,677,157     $738,078
   Non-redeemable preferred stock of subs.
   Redeemable preferred stock of
     subsidiaries - net
   Preferred stock redemption cost
   Partnerships' capital
   Long-term debt - net
     Total Capitalization                        1,854,413   (1,919,829)     9,677,157      738,078
Current Liabilities:
   Preferred stock sinking fund requirements
   Long-term debt due within one year
   Notes payable                                 1,801,059    2,657,802                     (52,320)
   Accounts payable                              1,093,680                        (322)     (95,985)
   Accounts payable - associated companies       1,454,347      171,302        401,263     (184,336)
   Customer deposits
   Taxes accrued                                    30,765                                   61,612
   Interest accrued                                455,741       58,302
   Dividends declared
   Other current liabilities                        92,851                                  189,563
     Total Current Liabilities                   4,928,443    2,887,406        400,941      (81,466)
Deferred Credits:
   Unamortized investment credit
   Other deferred credits                          299,686                          (4)      65,515
     Total Deferred Credits                        299,686                          (4)      65,515
Accumulated deferred taxes                                                  (3,531,315)
Commitments and contingencies
  Total Liabilities and Capitalization          $7,082,542     $967,577     $6,546,780     $722,128


   ( ) Denotes Contra


  The accompanying notes are an integral part of the financial statements.



EUA COGENEX CORPORATION AND SUBSIDIARY COMPANY
CONSOLIDATING BALANCE SHEETS
SEPTEMBER 30, 1998



LIABILITIES (continued)

                                                                                EUA
                                                                   EUA        COGENEX        EUA          EUA
                                                                Citizens       WEST         MUPA      WestCoast
                                                               Corporation  Corporation     (Partn.)   (Partn.)
Capitalization:
   Common equity                                                  $293,640   $4,636,453           $            $
   Non-redeemable preferred stock of subs.
   Redeemable preferred stock of
     subsidiaries - net                                                 75
   Preferred stock redemption cost                                                            23,758      764,618
   Partnerships' capital
   Long-term debt - net
     Total Capitalization                                          293,715    4,636,453       23,758      764,618
Current Liabilities:
   Preferred stock sinking fund requirements
   Long-term debt due within one year                            3,654,500    7,118,777
   Notes payable Accounts payable                                   42,196       30,567          100      100,150
   Accounts payable - associated companies                         603,154    1,488,669                    34,870
   Customer deposits
   Taxes accrued                                                       289       36,839
   Interest accrued                                                398,859      615,387
   Dividends declared
   Other current liabilities                                       162,896      103,907                    23,680
     Total Current Liabilities                                   4,861,893    9,394,147          100      158,700
Deferred Credits:
   Unamortized investment credit
   Other deferred credits                                           28,475        5,681
     Total Deferred Credits                                         28,475        5,681
Accumulated deferred taxes                                          66,445     (886,345)
Commitments and contingencies
  Total Liabilities and Capitalization                          $5,250,528  $13,149,936      $23,858     $923,318

   ( ) Denotes Contra


  The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANY
CONSOLIDATING BALANCE SHEETS
SEPTEMBER 30, 1998



LIABILITIES (continued)                               EUA          EUA          EUA
                                                     FRC II       EC&S I      EC&S II
                                                    (Partn.)    (Partn.)      (Partnership)

    Capitalization:                                        $            $            $
    Common equity
    Non-redeemable preferred stock of subs.
    Redeemable preferred stock of
      subsidiaries - net
    Preferred stock redemption cost                   641,670   11,639,180   14,751,959
    Partnerships' capital
    Long-term debt - net                              641,670   11,639,180   14,751,959
      Total Capitalization
 Current Liabilities:
    Preferred stock sinking fund requirements
    Long-term debt due within one year
    Notes payable Accounts payable                                  34,481        5,262
   Accounts payable - associated companies                         129,275      732,557
   Customer deposits
   Taxes accrued
   Interest accrued
   Dividends declared
   Other current liabilities                                       100,654      364,767
     Total Current Liabilities                                     264,410    1,102,585
Deferred Credits:
   Unamortized investment credit
   Other deferred credits                                          (21,000)      38,679
     Total Deferred Credits                                        (21,000)      38,679
Accumulated deferred taxes
Commitments and contingencies
  Total Liabilities and Capitalization               $641,670  $11,882,589  $15,893,223

   ( ) Denotes Contra


  The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                                     EUA                       EUA          EUA
                                                   Cogenex                   Cogenex        Nova
                                                 Consolidated Elimination  Corporation   (Division)

Operating Revenues                               $41,599,092           $   $17,969,880   $1,331,498
Operating Expenses:
   Operation                                      28,878,740                12,809,506    1,851,988
   Maintenance                                       601,938                   286,132
   Depreciation and amortization                   9,330,197                 5,391,697       44,121
   Taxes - Other than income                         657,584                   271,616       56,251
              - Income (credit)                     (150,724)                 (564,758)        (387)
              - Deferred                             429,496                   236,170
      Total Operating Expenses                    39,747,229                18,430,363    1,951,974
         Operating Income                          1,851,863                  (460,482)    (620,475)
Other Income and Deductions:
   Interest and dividend income                    4,754,554      723,478    4,596,312          (41)
   Equity in earnings of jointly-
     owned companies                                  (9,798)   3,961,209    3,951,411
   Allowance for other funds used during
     construction
   Other (deductions) income - net                   591,997                   297,769       22,063
     Total Other Income                            5,336,753    4,684,687    8,845,492       22,022
       Income (Loss) Before Interest Charges       7,188,616    4,684,687    8,385,010     (598,453)
Interest Charges:
   Interest on long-term debt                      5,679,861                 5,679,861
   Amortization of debt expense and premium
   Other interest expense (principally
     short-term notes)                             1,665,672      723,478    1,573,138       37,978
   Allowance for borrowed funds used during
     construction - (credit)                        (162,900)                  (78,800)            F
       Total Interest Charges                      7,182,633      723,478    7,174,199       37,978
         Net Income (Loss) before preferred return     5,984    3,961,209    1,210,811     (636,431)
Preferred Return Requirement
         Net (Loss) Income                            $5,984   $3,961,209   $1,210,811    ($636,431)

  The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS (continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998

                                                              EUA
                                                   EUA       Day Matrix      EUA          EUA
                                                   Day     (fka Day I & II)  NEM        Cogenex
                                                (Division)   (Division)      Inc.        Canada

Operating Revenues                              $6,964,596       $7,574   $2,785,409     $126,352
Operating Expenses:
   Operation                                     6,154,826      829,861       21,982      126,183
   Maintenance                                                                12,131
   Depreciation and amortization                    52,265      172,506      546,527
   Taxes - Other than income                       167,173        7,633           68          393
              - Income (credit)                                              551,291       19,387
              - Deferred                                                     218,925
      Total Operating Expenses                   6,374,264    1,010,000    1,350,924      145,963
         Operating Income                          590,332   (1,002,425)   1,434,485      (19,611)
Other Income and Deductions:
   Interest and dividend income                                                           189,886
   Equity in earnings of jointly-
     owned companies
   Allowance for other funds used during
     construction
   Other (deductions) income - net                 (37,765)                   (1,344)    (135,652)
     Total Other Income                            (37,765)                   (1,344)      54,234
       Income (Loss) Before Interest Charges       552,567   (1,002,425)   1,433,142       34,623
Interest Charges:
   Interest on long-term debt
   Amortization of debt expense and premium
   Other interest expense (principally
     short-term notes)                              87,869       30,670                    78,926
   Allowance for borrowed funds used during
     construction - (credit)
       Total Interest Charges                       87,869       30,670                    78,926
         Net Income (Loss) before preferred return 464,698   (1,033,095)   1,433,142      (44,303)
Preferred Return Requirement
         Net (Loss) Income                        $464,698  ($1,033,095)  $1,433,142     ($44,303)



  The accompanying notes are an integral part of the financial statements.


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS (continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                                                           EUA
                                                              EUA        COGENEX        EUA
                                                            Citizens       WEST         MUPA
                                                          Corporation  Corporation     (Partnership)

Operating Revenues                                         $4,289,351   $2,134,892           $
  Operating Expenses:
   Operation                                                3,548,363    2,265,539           75
   Maintenance                                                 (1,266)      70,385
   Depreciation and amortization                              394,441      436,656
   Taxes - Other than income                                   73,233       82,816
              - Income (credit)                                48,403     (204,660)
              - Deferred                                                   (25,599)
      Total Operating Expenses                              4,063,174    2,625,137           75
         Operating Income                                     226,177     (490,245)         (75)
Other Income and Deductions:
   Interest and dividend income                                            294,994
   Equity in earnings of jointly-
     owned companies
   Allowance for other funds used during
     construction
   Other (deductions) income - net                                 (4)      (3,109)        (100)
     Total Other Income                                            (4)     291,885         (100)
       Income (Loss) Before Interest Charges                  226,173     (198,360)        (175)
Interest Charges:
   Interest on long-term debt
   Amortization of debt expense and premium
   Other interest expense (principally
     short-term notes)                                        222,886      352,596
   Allowance for borrowed funds used during
     construction - (credit)                                  (66,800)     (17,300)
       Total Interest Charges                                 156,086      335,296
         Net Income (Loss) before preferred return             70,087     (533,656)        (175)
Preferred Return Requirement
         Net (Loss) Income                                    $70,087    ($533,656)       ($175)


  The accompanying notes are an integral part of the financial statements.


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS (continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                                              EUA          EUA          EUA          EUA
                                                            WestCoast      FRC II       EC&S I      EC&S II
                                                            (Partn.)       (Partn.)   (Partn.)   (Partnership)

Operating Revenues                                            $154,250           $    $1,680,748   $4,154,542
 Operating Expenses:
   Operation                                                     5,788                   136,305    1,128,325
   Maintenance                                                  30,370                    29,853      174,332
   Depreciation and amortization                               152,714                   602,463    1,536,808
   Taxes - Other than income                                                 (1,600)
              - Income (credit)
              - Deferred
      Total Operating Expenses                                 188,872       (1,600)     768,620    2,839,465
         Operating Income                                      (34,622)       1,600      912,128    1,315,077
Other Income and Deductions:
   Interest and dividend income                                 48,354          434       96,363      251,729
   Equity in earnings of jointly-
     owned companies
   Allowance for other funds used during
     construction
   Other (deductions) income - net                               1,208         (100)      (1,010)     450,041
     Total Other Income                                         49,563          334       95,353      701,770
       Income (Loss) Before Interest Charges                    14,941        1,934    1,007,481    2,016,847
Interest Charges:
   Interest on long-term debt
   Amortization of debt expense and premium
   Other interest expense (principally
     short-term notes)                                                                     5,088
   Allowance for borrowed funds used during
     construction - (credit)
       Total Interest Charges                                                              5,088
         Net Income (Loss) before preferred return              14,941        1,934    1,002,393    2,016,847
Preferred Return Requirement
         Net (Loss) Income                                     $14,941       $1,934   $1,002,393   $2,016,847

  The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS (continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                                                 EUA                       EUA          EUA
                                                               Cogenex                   Cogenex        Nova
                                                             Consolidated Elimination  Corporation   (Division)

CASH FLOW FROM OPERATING ACTIVITIES:
Net Income (Loss)                                                 $5,984   $3,961,209   $1,210,811    ($636,431)
Adjustments to Reconcile Net Income (Loss)
  to Net Cash Provided by Operating Activities:
    Depreciation and amortization                              9,478,875           (7)   5,540,375       44,121
    Deferred taxes                                               429,496                   236,170
    Gains on sales of investments in energy savings
       projects paid for with notes and leases receivable     (1,376,368)           2   (1,113,018)
    Non - cash costs of energy saving project sales            8,577,207                 5,961,574
    Pension liability                                             16,266            1       13,954        2,313
    Amortization of deferred revenues                           (141,598)          (2)
    Collections and sales of project notes and leases reciev. 10,133,056                 8,435,335
    Undistributed Equity earnings of subsidiaries                           4,834,155    4,834,155
    Other - net                                                 (557,403)   1,696,289    1,184,595      (49,619)
Net Changes to Working Capital:
    Accounts receivable                                        4,534,349     (492,338)     117,756    3,160,155
    Materials and supplies                                       963,656     (963,033)      48,215        2,418
    Accounts payable                                          (1,113,159)     483,441    1,290,212   (1,268,951)
    Accrued taxes                                               (107,285)                  (26,904)     (12,853)
    Accrued interest                                            (870,172)    (732,762)    (870,172)  (1,413,187)
    Other - net                                               (1,614,227)   1,705,793      124,682       (5,450)
    Net Cash Provided from (Used in) operating Activities     28,358,676   10,492,749   26,987,740     (177,484)
CASH FLOW FROM INVESTING ACTIVITIES:
    Expenditures for investments in energy savings projects  (20,496,156)     109,594  (15,439,249)     (11,462)
    Collections on notes and leases receivable                12,013,175                 6,785,809
    Proceeds from sale of Assets                               3,853,374    1,989,650    3,860,138    1,982,886
     Investments in subsidiaries
     Net Cash Provided from (Used in) Investing Activities    (4,629,607)   2,099,244   (4,793,302)   1,971,424
CASH FLOW FROM FINANCING ACTIVITIES:
   Redemption:
         Long-term debt                                       (5,900,000)               (5,900,000)
             Premium on reacquisition and financing expenses
         Dividends declared                                                 (2,450,000)
      Capital contribution - EUA
      Partner's contribution (withdrawal)                                   (6,400,000)
     Net increase (decrease) in short-term debt              (17,861,136)  (3,741,993) (14,670,000)  (1,752,150)
     Net Cash Provided from (Used in) financing Activities   (23,761,136) (12,591,993) (20,570,000)  (1,752,150)
NET (DECREASE) INCREASE IN CASH                                  (32,067)                1,624,438       41,790
Cash and temporary cash investments at beginning of year       4,472,365                   718,132      (41,790)
Cash and temporary cash investments at end of year            $4,440,298                $2,342,570
Cash paid during the year for:
     Interest (net of amounts capitalized)                    $6,312,461                $6,312,461
     Income Taxes                                               $624,825                   $82,576
Conversion of investments in energy savings projects
       to notes and leases receivable                         $2,159,467                $1,867,031
( ) Denotes contra

  The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS (continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998

                                                                        EUA
                                                          EUA       Day Matrix      EUA          EUA
                                                          Day      (fka Day I & II) NEM        Cogenex
                                                       (Division)   (Division)      Inc         Canada


CASH FLOW FROM OPERATING ACTIVITIES:
Net Income (Loss)                                        $464,698  ($1,033,095)  $1,433,142     ($44,303)
Adjustments to Reconcile Net Income (Loss)
  to Net Cash Provided by Operating Activities:
    Depreciation and amortization                          52,264      172,506      546,526
    Deferred taxes                                                                  218,925
    Gains on sales of investments in energy savings
       projects paid for with notes and leases receivable
    Non - cash costs of energy savings project sales
    Pension liability
    Amortization of deferred revenues                                              (124,587)       3,987
    Collections and sales of project notes and leases receivable
    Undistributed Equity earnings of subsidiaries
    Other - net                                          (381,293)           1         (142)     (10,350)
Net Changes to Working Capital:
    Accounts receivable                                (1,378,152)         292      231,859      969,598
    Materials and supplies                                (26,944)     (23,066)
    Accounts payable                                    1,953,857      156,302      446,986   (3,520,144)
    Accrued taxes                                           4,229                                (86,555)
    Accrued interest                                       74,794       30,670
    Other - net                                            62,506                        92      202,357
    Net Cash Provided from (Used in) Operating Activ.     825,959     (696,390)   2,752,801   (2,485,410)
CASH FLOW FROM INVESTING ACTIVITIES:
    Expenditures for investments in energy savings       (958,287)                                (4,122)
    Collections on notes and leases receivable              2,138                              5,225,228
    Proceeds from sale of Assets
     Investments in subsidiaries
     Net Cash Provided from (Used in) Investing Activ.   (956,149)                             5,221,106
CASH FLOW FROM FINANCING ACTIVITIES:
   Redemption:
         Long-term debt
             Premium on reacquisition
         Dividends declared                                                      (2,450,000)
      Capital contribution - EUA
      Partner's contribution(withdrawal)
     Net increase (decrease) in short-term debt           128,987      696,390     (348,222)  (3,198,495)
     Net Cash Provided from (Used in) Financing Activ.    128,987      696,390   (2,798,222)  (3,198,495)
NET (DECREASE) INCREASE IN CASH                            (1,203)                  (45,421)    (462,799)
Cash and temporary cash investments at beginning of yr.   149,729                   384,367      782,852
Cash and temporary cash investments at end of year       $148,526                  $338,946     $320,053
Cash paid during the year for:
         Interest (net of amounts capitalized)                                                        $
         Income Taxes                                                              $510,456
Conversion of investments in energy savings projects
       to notes and leases receivable                                                                 $
( ) Denotes contra

  The accompanying notes are an integral part of the financial statements.


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS (continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                                                              EUA          EUA      EUA                 EUA
                                                              Citizens   Cogenex West     MUPA         WestCoast
                                                              Corporation  Corporation  (Partnership) (Partnership)

CASH FLOW FROM OPERATING ACTIVITIES:
 Net Income (Loss)                                              $70,087    ($533,656)       ($175)     $14,941
Adjustments to Reconcile Net Income (Loss)
  to Net Cash Provided by Operating Activities:
    Depreciation and amortization                               394,441      436,655                   152,714
    Deferred taxes                                                           (25,599)
    Gains on sales of investments in energy savings
       projects paid for with notes and leases receivable                   (114,637)
    Non - cash costs of energy saving project sales             357,023    1,263,368
    Pension liability
    Amortization of deferred revenues
    Collections and sales of project notes and leases reciev.                510,314                    45,362
    Undistributed Equity earnings of subsidiaries
    Other - net                                                 (50,628)     315,871
Net Changes to Working Capital:
    Accounts receivable                                       1,764,789    1,588,854                    14,896
    Materials and supplies
    Accounts payable                                             (2,351)    (112,792)         100      133,103
    Accrued taxes                                                   230       14,568
    Accrued interest                                            222,884      352,077
    Other - net                                                 120,516      122,564                  (393,730)
    Net Cash Provided from (Used in) operating Activities     2,876,991    3,817,587          (75)     (32,714)
CASH FLOW FROM INVESTING ACTIVITIES:
    Expenditures for investments in energy savings projects    (542,850)  (2,937,434)
    Collections on notes and leases receivable
    Proceeds from sale of Assets
     Investments in subsidiaries
     Net Cash Provided from (Used in) Investing Activities     (542,850)  (2,937,434)

CASH FLOW FROM FINANCING ACTIVITIES:
   Redemption:
         Long-term debt
             Premium on reacquisition and financing expenses
         Dividends declared
      Capital contribution - EUA
      Partner's contribution(withdrawal)                                                              (500,000)
     Net increase (decrease) in short-term debt               1,773,500)    (669,040)
     Net Cash Provided from (Used in) financing Activities    1,773,500)    (669,040)                 (500,000)
NET (DECREASE) INCREASE IN CASH                                 560,641      211,113          (75)    (532,714)
Cash and temporary cash investments at beginning of year       (420,831)     239,405          184      660,955
Cash and temporary cash investments at end of year             $139,810     $450,518         $109     $128,241
Cash paid during the year for:
     Interest (net of amounts capitalized)
     Income Taxes                                               $19,277      $12,516
Conversion of investments in energy savings projects
       to notes and leases receivable                                       $205,694

( ) Denotes contra

The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS (continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998

                                                                                 EUA          EUA          EUA
                                                                                FRC II       EC&S I       EC&S II
                                                                             (Partnership) (Partnership (Partnership)

CASH FLOW FROM OPERATING ACTIVITIES:
 Net Income (Loss)                                                               $1,934   $1,002,393   $2,016,847
Adjustments to Reconcile Net Income (Loss)
  to Net Cash Provided by Operating Activities:
    Depreciation and amortization                                                            602,461    1,536,805
    Deferred taxes
    Gains on sales of investments in energy savings
       projects paid for with notes and leases receivable                                   (161,859)      13,148
    Non - cash costs of energy saving project sales                                            6,000      989,242
    Pension liability
    Amortization of deferred revenues                                                        (21,000)
    Collections and sales of project notes and leases reciev.                                107,084    1,034,961
    Undistributed Equity earnings of subsidiaries
    Other - net                                                                              100,001       30,450
Net Changes to Working Capital:
    Accounts receivable                                                                     (181,919)  (2,246,117)
    Materials and supplies
    Accounts payable                                                                          74,355      219,605
    Accrued taxes
    Accrued interest
    Other - net                                                                              (23,526)    (118,445)
    Net Cash Provided from (Used in) operating Activities                         1,934    1,503,990    3,476,496
CASH FLOW FROM INVESTING ACTIVITIES:
    Expenditures for investments in energy savings projects                                   25,888     (519,046)
    Collections on notes and leases receivable
    Proceeds from sale of Assets
     Investments in subsidiaries
     Net Cash Provided from (Used in) Investing Activities                                    25,888     (519,046)
CASH FLOW FROM FINANCING ACTIVITIES:
   Redemption:
         Long-term debt
Premium on reacquisition and financing expenses
         Dividends declared
      Capital contribution - EUA
      Partner's contribution(withdrawal)                                       (300,000)  (2,000,000)  (3,600,000)
     Net increase (decrease) in short-term debt                                              (17,099)
     Net Cash Provided from (Used in) financing Activities                     (300,000)  (2,017,099)  (3,600,000)
NET (DECREASE) INCREASE IN CASH                                                (298,066)    (487,221)    (642,550)
Cash and temporary cash investments at beginning of year                        350,975      644,701    1,003,686
Cash and temporary cash investments at end of year                              $52,909     $157,480     $361,136
Cash paid during the year for:
     Interest (net of amounts capitalized)                                                                     $
     Income Taxes
Conversion of investments in energy savings projects
       to notes and leases receivable                                                        $40,984      $45,758
( ) Denotes contra

  The accompanying notes are an integral part of the financial statements.




Business Line                           Project Equipment
                                        in Service                Revenues
                                        as of 9/30/98             as of 9/30/98
Demand Side Mgmt./Energy Mgmt. Service  $90,808,496               $30,292,877

Manufacturing and Fabrication                    $                 $8,303,669

Consulting                                                         $3,002,546

TOTAL                                   $90,808,496               $41,599,092


Geographic Location                     Project Equipment
                                        in Service              Revenues
                                        as of 9/30/98           as of 9/30/98
New England / New York Region           $58,960,013              $30,708,841

United States excluding New England     $31,848,483              $10,763,899
and New York

Canada                                           $0                 $126,352

All areas of the world excluding the
U.S. and Canada
TOTAL                                   $90,808,496              $41,599,092